Global Markets & Investment Banking
One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

October 22, 2012

Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Babson Capital Global Short Duration High Yield Fund

Registration Statement on Form N-2

File Nos. 333-174430 and 811-22562

Dear Mr. Minore:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on May 23, 2011 and the Preliminary Prospectus dated September 24, 2012, began on September 24, 2012 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on October 25, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 44,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Trust, hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on October 25, 2012 or as soon thereafter as practicable.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

On behalf of the Several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Name: Palma Mazzolla
Title: Authorized Signatory